November 26, 2012

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Resolute Energy Corporation
Registration Statement on Form S-3
File No. 333-183738

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Resolute Energy Corporation and the other registrants under the above-referenced Registration Statement (each, a “Company”) hereby request acceleration of the effective date of the above-referenced Registration Statement, so that it may become effective at 4:00 p.m. Eastern Time on November 28, 2012, or as soon thereafter as practicable.

Each Company acknowledges that:

•

Should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

The action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve any Company from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

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No Company may assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ronald R. Levine, II at (303) 892-7514 or Michelle Shepston at (303) 892-7344, each of Davis Graham & Stubbs LLP, should you have any questions or comments.

Very truly yours,

By:	/s/ Michael N. Stefanoudakis
Name:	Michael N. Stefanoudakis
Title:	Senior Vice President and General Counsel